February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams, Esq.

Laura Crotty, Esq.

Re:	Apria, Inc.

Registration Statement on Form S-1

File No. 333-252146

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Apria, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 2:00 p.m. Eastern Time on February 10, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,950 copies of the preliminary prospectus dated February 3, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. GOLDMAN SACHS & CO. LLC Acting severally on behalf of themselves and the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheng
Name: Jennifer Sheng Title: Managing Director

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]